Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

August 28, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 3 to Registration Statement on Form F-1 Filed August 1, 2024 File No. 333-276791

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 21, 2024, commenting on Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed August 1, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 3 to Registration Statement on Form F-1

Operating Expenses, page 63

1. We note your disclosures that account executives receive commissions based on associated revenue generated from introduced investors and that such commissions are typically between 50-70% of the amounts earned by you. We also note that commission amounts vary among different investment products. Please revise your disclosures to address the items below.

● Discuss period-over-period changes, if any, in commission rates for securities trading, for discretionary accounts, and for funds, as well as related drivers.

● Disclose whether you have contractual arrangements with the account executives and, if so, the length of these arrangements..

Response: In response to this comment, the Company has amended the Registration Statement on page 63 to provide this additional information.

United States Securities and Exchange Commission Attn: Sonia Bednarowski and Jessica Livingston August 28, 2024 Page 2 of 3

2. We note your roll forward of non-IPO margin lending activity. Please enhance it to show, where applicable, repayments that are attributable to principal, interest, liquidation of collateral, and personal guarantee payments or repayment plans. In addition, please show principal and interest amounts charged off during the periods presented.

Response: In response to this comment, the Company has amended the Registration Statement at page 64 to provide a tabular summary of this information for the years ended December 31, 2022 and 2023.

3. We note that the HK$6,050,000 of expected credit losses for interest income recorded in the year ended December 31, 2023 exceeded the HK$5,981,000 interest income recognized during the year, but that you attribute the year-over-year decline in interest income from margin financing to lower average loans on pages 62 and 67. We also note that you recognize interest income from margin lending over the period of the related loan. Please address the items below.

● In an appropriate location within your filing, clarify what, if any, impact charge-offs had on interest income amounts for these periods, and explain how a small number of loans translated into such a large proportion of interest income being written off as compared to total interest recognized in 2023.

● Enhance your accounting policy disclosures, including in your footnotes, relating to the recognition of margin lending income to more fulsomely describe margin lending repayment terms and at what point you consider related interest income earned.

Response: In response to this comment, the Company has amended the Registration Statement at page 64 to explain the nature of its impaired interest receivables and its related accounting polies in additional detail. In addition, additional disclosures were added on page 76 under the heading “Accounting Policies in relation to Revenue recognition,” on page 77 under the heading “Interest income,” and on page F-13 in footnote 2 to the financial statements.

Loans to Customers, page 116

4. Understanding that your disclosure on page 117 indicates you do not expect to settle any advances or loans by special dividend in the future, please revise your disclosure to state how you expect the loans to Mr. Cheung, the CEO, to be settled. In addition, please revise your labeling, if true, to clarify that this balance is included within the “Loans to customers - related parties” balance sheet line item, rather than “Loans to customers.” If this is not the case, tell us why it is within “Loans to customers.”

Response: In response to this comment, the Company has amended the Registration Statement at pages 116 and 117 to revise the labelling as indicated. In addition, the Registration Statement has been amended at page 116 to indicate that the margin loan to Mr. Cheung is expected to be repaid by way of cash repayment, and to describe the collateralization for the loan.

United States Securities and Exchange Commission Attn: Sonia Bednarowski and Jessica Livingston August 28, 2024 Page 3 of 3

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.